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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Eastman Kodak Company

(Full Name of Registrant)

(Former Name if Applicable)

343 State Street

(Address of Principal Executive Office (Street and Number))

Rochester, NY 14650

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On February 20, 2019, the Board of Directors of Eastman Kodak Company (the “Company”) appointed James V. Continenza as the Company’s Executive Chairman.  The Company and its senior management have been engaged in a review process to enable Mr. Continenza to execute the chief executive officer certifications required to be filed as exhibits to the Form 10-K.

As previously disclosed by the Company in its Quarterly Reports on Form 10-Q for the quarters ended June 30, 2018 and September 30, 2018, the Company has debt coming due within twelve months, does not have committed financing or available liquidity to meet such debt obligations if they were to become due in accordance with their current terms, and is facing liquidity challenges due to negative cash flow and these conditions raise substantial doubt about the Company’s ability to continue as a going concern.  The Company’s financial statements included in the Form 10-K are expected to include similar disclosure, and the Company expects the Report of Independent Registered Public Accounting Firm (the “Report”) to contain an explanatory paragraph indicating there is substantial doubt about the Company’s ability to continue as a going concern.

Reporting requirements under the Senior Secured First Lien Term Credit Agreement (the “First Lien Term Credit Agreement”) require the Company to provide annual audited financial statements as promptly as practicable and in no event later than ninety (90) days after the fiscal year-end accompanied by an opinion of an independent public accountant without a “going concern” or like qualification or exception and without any qualification or exception as to the scope of such audit or other material qualification or exception, except for any such qualification or exception with respect to any indebtedness maturing within 364 days after the date of such financial statements.  The Company’s Amended and Restated Agreement relating to its asset based revolving facility (the “ABL Credit Agreement” and, together with the First Lien Term Credit Agreement, the “Credit Agreements”) contains a corresponding requirement, although under the ABL Credit Agreement there is an additional requirement that the opinion be reasonably acceptable to the agent under the ABL Credit Agreement.

If the Report does not satisfy the requirements under the Credit Agreements or is not reasonably acceptable to the agent under the ABL Credit Agreement, the Company would be in breach of its covenants under the Credit Agreements (or the ABL Credit Agreement, as applicable) after the expiration of the 90-day period.  In such event, an event of default would occur under the ABL Credit Agreement and, if requisite notice is given under the First Lien Term Credit Agreement, an event of default would occur thereunder if such breach is not cured within thirty (30) days after such notice is given.

The Company entered into an agreement to sell its Flexographic Packaging Division (“FPD”) on November 11, 2018.  The Company expects to close the sale of FPD as early as April 1, 2019 but no later than May 1, 2019 and intends to use the proceeds of such sale to repay over $300 million of the term loans (the “First Lien Term Loans”) outstanding under the Company’s First Lien Term Credit Agreement.  The Company has also been engaged in negotiations to refinance the portion of the First Lien Term Loans that will not be paid from proceeds from the sale of FPD. The Company intends to repay the First Lien Term Loans on or before May 1.  See cautionary note below regarding forward looking statements.

The significant additional time required to make the requisite chief executive officer certifications and evaluate and disclose the effects of the explanatory paragraph expected to be in the Report on the Company’s obligations under the Credit Agreements, all in the context of preparing to close the sale of FPD on April 1, 2019 and working to refinance the remaining First Lien Term Loans, has resulted in the Company being unable to file the Form 10-K within the prescribed time period without unreasonable effort or expense.  The Company plans to file the Form 10-K no later than the fifteenth calendar day after its prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David E. Bullwinkle	(585)	724-4000
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results of operations of FPD for the year ended December 31, 2018 will be presented as discontinued operations in the financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 (the “Form 10-K”) and the results of operations of FPD for the year ended December 31, 2017 will be reclassified to conform with such presentation.  The Company expects that the Form 10-K will reflect revenues from continuing operations of $1,325 million and $1,386 million; (loss) earnings from continuing operations of $(9) million and $93 million (prior year results included a benefit of $101 million associated with the release of a valuation allowance on deferred tax assets in a location outside the U.S.); and a decrease in cash and cash equivalents and restricted cash of $102 million and $109 million for the years ending December 31, 2018 and December 31, 2017, respectively.  The financial information included herein consists of preliminary unaudited results, which will not be final until the Company files its audited financial statements in the Form 10-K.  Actual results may differ materially from these preliminary unaudited results.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 12b-25 includes “forward-looking statements” as that term is defined under the Private Securities Litigation Reform Act of 1995.  All statements included in this filing other than statements of historical facts, including statements that address activities, events or developments that the Company expects, intends, believes, plans, targets or anticipates will or may occur in the future, are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual events or results to differ materially from those implied or expressed by the forward-looking statements. As such, readers should not unduly rely on such forward-looking statements.  In particular, the closing of the sale of FPD is contingent on the satisfaction or waiver of the conditions to closing set forth in the Stock and Asset Purchase Agreement relating to such sale (the “Purchase Agreement”), including obtaining various consents and registrations and the absence of a Material Adverse Effect as such term is defined in the Purchase Agreement, and the performance by the purchaser of its obligations under the Purchase Agreement.  The Company’s ability to refinance the First Lien Term Loans not repaid from the proceeds of the sale of FPD should it occur is contingent on the Company reaching agreement with one or more lenders or capital sources to provide the Company sufficient capital to repay such First Lien Term Loans on terms that are mutually acceptable to such lenders or capital sources and the Company.  There can be no assurance as to whether or when the closing of the FPD sale will occur or, if the FPD sale occurs, whether or when the Company will be able to refinance any remaining First Lien Term Loans.  The occurrence of events or results implied or expressed by the forward-looking statements could also be affected by the risks and uncertainties described as “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 and in the Cautionary Note Regarding Forward-Looking Statements in the Company’s Current Report on Form 8-K relating to the FPD sale and filed on November 13, 2018.

Eastman Kodak Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 18, 2019	By:	/s/David E. Bullwinkle
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).